Filed by Hut 8 Corp. Pursuant to Rule 425 Under the Securities Act of 1933, as amended Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp. S-4 Commission File No.: 333-269738

US Bitcoin Corp
Announces July 2023 Production and Operations

Updates

MIAMI – August 17, 2023 – U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC” or “the Company”), a leading operator of large-scale data centers for new-age workloads such as digital asset mining, today shared production and operations updates for July 2023. The Company generates revenue from self-mining, hosting, and property management services. Below are certain key production and operational metrics for July 2023, including illustrative data if the Celsius Transaction had been completed on July 1, 2023.

Operational Metrics[1]
Month-End Miners Under Management	189,349
Month-End Hashrate Under Management	18.99 EH/s
Estimated Pro Forma Operational Metrics Assuming Consummation of the Celsius Transaction[2]
Miners Under Management	311,349
Hashrate Under Management	31.19 EH/s

Self-Mining Metrics[3]
Month-End Miners Installed	48,255
Month-End Hashrate Installed	4.9 EH/s

Energy Metrics
Month-End Megawatts Under Management[1]	730 MW
Energy Volume Supplied for Grid Relief and Ancillary Services[4]	33,580 MWh
Energy Sold From Echo Wind Farm into ERCOT	3,071 MWh

Commentary

“USBTC reached a major milestone this month in its pursuit of building a resilient, diversified revenue base,” said Asher Genoot, President of USBTC. “As we continue to scale, self-mining no longer represents the primary driver of the company's revenue stream. Hosting and property management revenues have grown significantly, creating strong revenue visibility and downside protection. At the same time, we continue to maintain significant upside potential should bitcoin run by optimizing our self-mining operations and building profit share structures into our hosting and property management agreements. In July, self-mining contributed 286 bitcoins to our portfolio.”

Celsius Mining Operations

On May 25, 2023, the Company, as part of the Fahrenheit LLC coalition, won a bankruptcy auction to manage and operate the assets owned by Celsius Network LLC (“Celsius”), which includes a lending portfolio, digital assets, and approximately 122,000 mining machines, subject to the approval of the bankruptcy court. In addition, the Company, acting separately through its USMIO business, won the right to enter into one or more operating and services agreements with the restructured company, which is also subject to the approval of the bankruptcy court.

The Company previously announced that it secured hosting agreements for approximately 150,000 bitcoin miners. These companies include Teslawatt, Marathon Digital, Foundry USA, Sphere 3D, and Decimal Group. In aggregate, the Company expects to manage a fleet of more than 310,000 bitcoin miners across Celsius and hosted assets.

1Includes installed self-mining, hosting and co-located operations for core business and King Mountain JV; excludes Celsius assets

2Includes installed self-mining, hosting and co-located operations for core business, King Mountain JV and Celsius assets (assuming the Celsius transaction had closed in the relevant time period for purposes of the calculation). The Celsius transaction has not been consummated and any consummation thereof remains subject to a number of factors, including approval of the bankruptcy court. There can be no assurances as to the consummation of the Celsius transaction.

3Includes 100% of self-mining operations from King Mountain JV; Represents peak hashrate during the period; not adjusted for economic or ancillary services-based curtailment

4Represents total megawatt hours curtailed during the period for ancillary services across all owned and managed sites - all MWHs are from economic curtailment

Merger with Hut 8

On February 7, 2023, the Company announced an all-stock merger of equals (the “Transaction”) with Hut 8 Mining Corp. (Nasdaq, TSX: HUT), one of North America’s largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure providers. The combined company will be named “Hut 8 Corp.” (“New Hut”) and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large-scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

About US Bitcoin Corp

Founded by a team of visionary entrepreneurs and experienced executives, USBTC is an efficient, eco-friendly, and large-scale North American mining company. Through cutting-edge technology and a relentless commitment to operational excellence, USBTC seeks to set the standard for what is possible in its industry.

With campuses in New York, Nebraska, and Texas, USBTC aims to monetize electrons at scale, operating hundreds of megawatts of Bitcoin mining infrastructure both independently and on behalf of clients. USBTC prides itself on deploying next-generation software and hardware innovations to deliver results across its self-mining, hosting, and site management verticals. To learn more, visit https://usbitcoin.com/.

Cautionary note regarding Forward–Looking Information

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other USBTC or Hut 8 Mining Corp. (“Hut 8”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the transaction, including New Hut’s assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) expectations related to the Celsius transaction, including the closing thereof and any required legal approvals and the expected impact on our business and miners and hashrate under management (iv) the expected synergies related to the transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to New Hut’s hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by USBTC and Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites; failure of the Celsius transaction to receive the necessary legal approvals or failure of the Celsius transaction to otherwise close; and failure to achieve the intended benefits of the Celsius Transaction and expected impact on USBTC’s business and miners and hashrate under management.

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This information is confidential; it is not to be relied on by any 3rd party without US Bitcoin Corp’s prior written consent

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